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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

Government Technology Services, Inc. (GTSI)
________________________________________________________________________________
                                (Name of Issuer)

	Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)

	383750106
________________________________________________________________________________
                                 (CUSIP Number)

	Richard L. Seidenwurm, Esq.
	Solomon Ward Seidenwurm & Smith, LLP
	401 B Street, Suite 1200
	San Diego, California 92101
	(619) 231-0303
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

	December 22, 2000

________________________________________________________________________________
             (Date of Event which Requires Filing of This Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


CUSIP No. 383750106                      13D                  Page 2 of 4 Pages


________________________________________________________________________________
1.   Name of Reporting Persons:  Linwood A. Lacy, Jr.
     I.R.S. Identification Nos. of above persons (entities only).


________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only:

________________________________________________________________________________
4.   Source of Funds (See Instructions):  PF

________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization:  United States of America

________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         25.5%
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           None
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           25.5%
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    None
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	2,011,900
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
	25.5%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions):  IN

________________________________________________________________________________




CUSIP No. 383750106                   13D                   Page 3 of  4 Pages


This Amendment No. 2 amends and supplements the statements of Linwood A. Lacy, Jr. contained in Schedule 13D filed on October 30, 2000 and Amendment No. 1 to the original Schedule 13D filed on December 22, 2000 ("Amendment No. 1"). Capitalized terms used herein and not defined have the meanings ascribed to them in the original Schedule 13D

________________________________________________________________________________
Item 4. 	Purpose of Transaction.  Mr. Lacy has acquired his shares of common stock of GTSI for investment purposes. Since December 19, 2000, the date of the event which required the filing of Amendment No. 1, Mr. Lacy acquired an additional 86,400 shares of common stock of GTSI in the open market. Mr. Lacy intends to acquire additional shares of common stock of GTSI in the open market for investment purposes if he determines that the price of the stock is undervalued. Except as provided in the foregoing sentence, Mr. Lacy has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Any material change in the present capitalization or dividend policy of the issuer.

(f) Any other material change in the business or corporate structure of the issuer, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(g) Changes in the charter, bylaws or instruments of the issuer corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a) Mr. Lacy directly owns 2,011,900 shares of the common stock of GTSI, representing 25.5% of the outstanding shares of that class of stock.

(b)	Mr. Lacy has the sole power to vote or direct the vote, or to dispose or to direct the disposition of 2,011,900 shares of common stock of GTSI. Mr. Lacy does not share the foregoing powers with any other person.

(c) During the past 60 days, Mr. Lacy has made the following transactions in the class of securities reported during the past 60 days:

12/18/00: 23,000 shares of common stock, purchased in the open market at an average price of $3.088 per share;

12/19/00: 74,600 shares of common stock, purchased in the open market at an average price of $3.125 per share;

12/20/00: 64,200 shares of common stock, purchased in the open market at an average price of $3.0105;

12/21/00: 11,200 shares of common stock, purchased in the open market at an average price of $2.9029; and

12/22/00: 11,000 shares of common stock, purchased in the open market at an average price of $2.9290.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



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                                                         (Date)



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                                                       (Signature)



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                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).